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                               SEC FILE NUMBER
                                   0-24686
                                 CUSIP NUMBER
                                 320816 10 1
                               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):   X Form 10-K  _Form 20-F  _ Form 11-K   _Form 10-Q   _Form N-SAR

     For Period Ended:     December 31, 1997
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
----
PART I -- REGISTRANT INFORMATION

First Merchants Acceptance Corporation
--------------------------------------
Full Name of Registrant

N/A
----
Former Name if Applicable

570 Lake Cook Road, Suite 126
--------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Deerfield, Illinois  60015
--------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The subject report on Form 10-K could not be filed within the prescribed time period because information required for its completion and filing is not yet available due to an inability of management to determine the required information as a result of discovered accounting irregularities and related matters previously described in the Registrant's Current Report on Form 8-K dated April 16, 1997. It is highly unlikely that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date. The precise filing date remains uncertain.


                                                (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




                Howard Adamski  (847)        948-9300
                --------------  -----------  ------------------
                (Name)          (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify reports(s). _ Yes X No

     Form 10-Q for period ended March 31, 1997, Form 10-Q for period ended June 30, 1997 and Form 10-Q for period ended September 30, 1997.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As described in Form 8-K's dated April 16, 1997 and May 15, 1997, management is conducting a review of financial results for the year ended December 31, 1996. The financial results for the year ended December 31, 1997 cannot be determined until such review is completed.
     ---------------------------------------------




                   First Merchants Acceptance Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 31, 1998               By  /s/ Howard Adamski
         -----------------------         -------------------------------
                                         Vice President and Treasurer